Barclays PLC - 6-K

Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

December 15, 2023

BARCLAYS PLC — INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF PURCHASE PRICE OF NOTES

On December 11, 2023, Barclays PLC (the “Issuer”) launched an invitation to holders (the “Noteholders”) of the notes set out in the table below (the “Notes”) issued by the Issuer to tender any and all of the Notes for purchase by the Issuer for cash (the “Offer”), subject to applicable offer and distribution restrictions.

Further to such invitation, the Issuer hereby informs the Noteholders that the Purchase Price for the Notes has been calculated by the Dealer Manager in the manner described in the tender offer memorandum dated December 11, 2023 (the “Tender Offer Memorandum”) and is set out in the table below:

Description of the Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Fixed Spread (Basis Points)	Yield on Reference U.S. Treasury Security	Purchase Price per US$1,000 Principal Amount
4.375% Fixed Rate Subordinated Notes due 2024	06738E AC9 / US06738EAC93	US$1,250,000,000	0	5.135%	US$994.59

The Purchase Price of the Notes was calculated by the Dealer Manager in the manner described in the Tender Offer Memorandum at the Price Determination Time (2:00 p.m. (New York City time) today, December 15, 2023) and does not include any Accrued Interest Payment. The Settlement Date is expected to be December 20, 2023.

The Offer remains open and is scheduled to expire at 5:00 p.m. (New York City time) today, December 15, 2023, unless extended or earlier terminated.

The Offer remains subject to the conditions and restrictions set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: us.lm@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, New York 10006
United States
Telephone: +1 (212) 430-3774
U.S. Toll Free Number: +1 (855) 654-2014
Fax: +1 (212) 430-3775
Attention: Corporation Actions
Email: contact@gbsc-usa.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at https://www.gbsc-usa.com/barclays/.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offer. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offer.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offer will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in “Procedures for Participating in the Offer” in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offer from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

This announcement, Tender Offer Memorandum and any other document or material relating to the Offer have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129, as amended. This announcement, the Tender Offer Memorandum and any other document or material relating to the Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

Neither the Offer, the Tender Offer Memorandum, this announcement nor any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “CONSOB Regulation”).

Noteholders, or beneficial owners of the Notes located in Italy can tender some or all of their Notes pursuant to the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each Intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

Belgium

Neither the Tender Offer Memorandum, this announcement nor any other documents or materials relating to the Offer have been or will be notified to, and neither the Tender Offer Memorandum, this announcement nor any other documents or materials relating to the Offer have been or will be approved by, the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers). The Offer may therefore not be made in Belgium by way of a public takeover bid (openbaar overnamebod/offre publique d’acquisition) as defined in Article 3 of the Belgian law of 1 April 2007 on public takeover bids, as amended (the “Belgian Takeover Law”), save in those circumstances where a private placement exemption is available.

The Offer is conducted exclusively under applicable private placement exemptions. The Offer may therefore not be advertised and the Offer will not be extended, and neither the Tender Offer Memorandum, this announcement nor any other documents or materials relating to the Offer have been or will be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to qualified investors within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law.

The Tender Offer Memorandum and this announcement have been issued for the personal use of the above-mentioned qualified investors only and exclusively for the purpose of the Offer. Accordingly, the information contained in the Tender Offer Memorandum and this announcement may not be used for any other purpose nor may it be disclosed to any other person in Belgium.

Canada

Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement. Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Offer shall be deemed to be made by the Dealer Manager, or such affiliate, on behalf of the Issuer in that jurisdiction.